SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    FORM 8-A

     FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION
              12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   GARMIN LTD.
             (Exact Name of Registrant as Specified in Its Charter)

              Cayman Islands                                      98-0229227
  (State or Other Jurisdiction of Incorporation               (I.R.S. Employer
               or Organization)                             Identification No.)


                 P.O. Box 30464SMB
             5th Floor, Harbour Place
              103 South Church Street                          Not Applicable
       George Town, Grand Cayman, Cayman Islands                   (Zip Code)
       (Address of Principal Executive Offices)


If this form relates to the registration      If this form relates to the regis-
of a class of securities pursuant to          tration of a class of securities
Section 12(b) of the Exchange Act and         pursuant to Section 12(g) of the
is effective pursduant to General             Exchange Act and is effective
Instruction A.(c), please check the           pursuant to General Instruction
following box. [  ]                           A.(d), please check the following
                                              box. [X]


        Securities Act registration statement file number to which this form relates: None

     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:

                  Rights to Purchase Series A Preferred Shares

Item 1. Description of Registrant's Securities to be Registered.

Declaration of Rights Dividend

     On October 24, 2001, the Board of Directors of Garmin Ltd. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Shares, $0.01 par value per share (the "Common Shares") to the shareholders of record on November 1, 2001 (the "Record Date"). The complete terms and conditions of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and UMB Bank, N.A., dated as of October 25, 2001, as may be amended from time to time.

     Each Right entitles the registered holder to purchase from the Company 1/1,000ths of a share ("Unit") of the Company's Series A Preferred Shares ("Preferred Shares") at a price of $95.00 per Unit upon certain events, subject to adjustment as described below. The Rights are not exercisable until the Distribution Date (as defined below). The Rights will expire on October 31, 2011 ("Expiration Date"), unless earlier redeemed by the Company as described below.


Rights Initially Attached to and Trade with Common Shares

     Until the Distribution Date (as defined below), the Rights will be evidenced by certificates for the associated Common Shares. The certificates for Common Shares issued after the Record Date, but prior to the Distribution Date, will have a notation referencing the Rights Agreement. Until the earlier of the Distribution Date or the Expiration Date, the Rights will be transferred with and only with the Company's Common Shares and the surrender for transfer of any Common Share certificate will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

When Rights Separate from Common Shares and Become Exercisable

     The Rights will separate and become exercisable on the Distribution Date, which will occur upon the earlier of (unless extended by the Board of Directors): (i) the close of business on the tenth calendar day after the public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Share Acquisition Date"), or (ii) the close of business on the tenth calendar day after the commencement or first public announcement of an intention to make a tender offer or exchange offer that would result in a person or entity becoming an Acquiring Person. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company's Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

     Under the Rights Agreement, an Acquiring Person is a person or entity who, together with all affiliates or associates, is the beneficial owner of 15% or more of the Common Shares then outstanding, whether or not such person or entity continues to be the beneficial owner of such percentage, but does not include:
(i) the Company; (ii) any subsidiary of the Company; (iii) any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company or by any subsidiary of the Company for or pursuant to the terms of any such plan; (iv) Min H. Kao or any of his Family Members; (v) Gary L. Burrell or any of his Family Members; (vi) any inter vivos or testamentary trust or any other foundation or other entity (a) with respect to which either Min H. Kao or Gary L. Burrell or any of their Family Members is treated as a grantor for United States federal income tax purposes, or (b) of which Min H. Kao or Gary L. Burrell or any of their Family Members owns more than 50% of the beneficial or voting interests, or otherwise controls management of the assets, or (c) of which all the beneficiaries, whether current or remainder, are Family Members of either Min H. Kao or Gary L. Burrell, (vii) any Charitable Organization or (viii) any person or entity who, together with all affiliates and associates of such person or entity, would become an Acquiring Person solely as a result of a reduction of the number of Common Shares of the Company outstanding, including repurchases of outstanding Common Shares of the Company by the Company, which reduction increases the percentage of outstanding Common Shares of the Company beneficially owned by such person or entity until such person or entity shall thereafter become the beneficial owner of any additional Common Shares. The Rights Agreement defines "Family Members" with respect to a natural person as the person's spouse and any descendant (whether adopted or biological) of a parent of the person and the spouse of any such descendant and "Charitable Organization" as any organization which is described in Section 170(c) or 2055(a) of the United States Internal Revenue Code of 1986, as amended.

Adjustment of Rights Upon Occurrence of a Triggering Event

     In the event that a person or entity becomes an Acquiring Person (except pursuant to a Permitted Offer), each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person and any affiliate or associate (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of whole or fractional Preferred Shares (or in certain circumstances, Common Shares or other securities of the Company) having a market value of two times the exercise price of the Right.

     In the event that after a Share Acquisition Date the Company is acquired in a merger or other business combination transaction (other than such a transaction which follows a Permitted Offer and satisfies certain other conditions) or more than 50 percent of the Company's (together with its subsidiaries) assets or earning power are sold, each holder of a Right, other than Rights that are or were beneficially owned by an Acquiring Person or any affiliate or associate (which will thereafter be null and void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of the common stock of the acquiring company (or certain of its affiliates) that at the time of such transaction would have a market value of two times the exercise price of the Right.

     A "Permitted Offer" is defined in the Rights Agreement as a tender offer or exchange offer that is for all outstanding Common Shares of the Company at a price and on terms determined to be adequate prior to the purchase of shares under such tender or exchange offer, by at least 70% of the members of the Board of Directors of the Company, taking into account all factors that such directors deem relevant including, without limitation, prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value and otherwise in the best interests of the Company and its shareholders (other than the person or entity or any affiliate or associate thereof for whose benefit the offer is being made).

Redemption of Rights

     At any time prior to the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.02 per Right (the "Redemption Price"). Following the Share Acquisition Date, but prior to an event listed in
Section 13(a) of the Rights Agreement (i.e. a merger, consolidation or sale of more than 50 percent of the assets or earnings power of the Company and its subsidiaries), the Company's right of redemption may be reinstated (i) in connection with any event specified in Section 13(a) in which all shareholders are treated alike and which does not include the Acquiring Person or its affiliates or associates and certain other related persons or entities (other than as a holder of Common Shares being treated like all other holders of Common Shares) or (ii) following an inadvertent trigger of the Rights (as determined by the Board) if an Acquiring Person reduces its beneficial ownership to 10 percent or less of the outstanding Common Shares of the Company in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Rights Agreement

     Prior to the Distribution Date the Company may amend or supplement any provision of the Rights Agreement without the consent of the holders of the Rights. Following the Distribution Date, subject to certain exceptions, the Company may amend the provisions of the Rights Agreement in order to cure any ambiguity, to correct any defect or inconsistency, and to make changes deemed necessary or desirable so long as such changes do not adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person and its affiliates and associates). In either case, however, the Company may not amend or supplement the Rights Agreement to change or supplement the Redemption Price, Final Expiration Date, the Purchase Price or the number of 1/1,000ths of a share of Preferred Shares for which a Right is exercisable.

Adjustment of Rights and Securities Upon Certain Events

     The Purchase Price payable, and the number of Preferred Shares (or Common Shares or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for shares of the Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights attached to each Common Share is subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or a subdivision or combination of the Common Shares, occurring prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1 percent in such Purchase Price. The Company is not required to issue fractional shares (other than fractional shares which are integral multiples of 1/1,000ths of a share of Preferred Shares) and, in lieu thereof, may make an adjustment in cash based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

Terms of Preferred Shares

     The voting powers, preferences, rights, qualifications, limitations and restrictions applicable to the Preferred Shares are as follows:

     Dividends. Each Preferred Share entitles the holder thereof to receive quarterly dividends payable in cash, when, as and if declared by the Board out of funds legally available for that purpose, and only after payment of, or provision for, full dividends on all outstanding shares of any senior series of preferred stock, but prior to the payment of any dividends on any junior series of capital stock, in an amount per share equal to the greater of $10.00 or 1,000 times the aggregate cash and non-cash dividends or other distributions declared on the Company's Common Shares. The Company is required to declare such dividends on the Preferred Shares immediately after it declares any dividend on the Company's Common Shares, provided that if the Company does not declare any dividend on the Common Shares during any quarter, the dividend payable on the Preferred Shares is nonetheless payable. Unpaid dividends on the Preferred Shares accrue and are cumulative, but do not bear interest. Dividends paid on the Preferred Shares in an amount less than total accrued, unpaid dividends are allocated on a pro-rata basis. The amount of the dividend payable per share is subject to appropriate adjustment for stock splits and other events.

     Restriction on Distributions and Redemptions When Dividends Are Unpaid. During any time in which dividends on the Preferred Shares are unpaid, the Company generally may not pay any dividends on, make any distributions on, or redeem any junior series of capital stock of the Company, and any such distributions on, or redemption of any parity series of capital stock of the Company shall be on a pro-rata basis with the Preferred Shares.

     Conversion. The Preferred Shares are not convertible into Common Shares.

     Redemption. The Preferred Shares are not redeemable.

     Voting. Each Preferred Share entitles the holder thereof to one vote on all matters submitted to a vote of the Company's shareholders, voting together with holders of Common Shares as one class on all such matters. The number of votes per share of Preferred Shares is subject to appropriate adjustment for certain stock splits and other events.

     Liquidation. In the event of the Company's voluntary or involuntary liquidation, dissolution or winding up, no distribution shall be made with respect to any junior series of capital stock unless the holders of the Preferred Shares shall have first received a liquidation preference in an amount equal to 1,000 times the aggregate amount to be distributed to holders of the Common Shares. In the event that there are insufficient assets available to pay the liquidation preference of the holders of Preferred Shares in full, then the Company's remaining assets shall be distributed to the holders of the Preferred Shares, and the holders of any series of capital stock on a parity with the Preferred Shares, on a pro-rata basis. The amount of the liquidation preference payable to holders of Preferred Shares is subject to appropriate adjustment for stock splits and other events.

     Preemption. Holders of Preferred Shares do not have preemptive rights with respect to the purchase of any series of the Company's capital stock.

     Mergers. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, holders of the Preferred Shares will be entitled to receive an amount equal to 1,000 times the aggregate amount of consideration received per Common Share. The amount of consideration to be received by the holders of Preferred Shares in the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged is subject to appropriate adjustment for stock splits and other events.

     Fully Paid and Nonassessable. Once purchased, as provided for in the Rights Agreement, Preferred Shares will be fully paid and nonassessable.

     Amendment. The voting powers, preferences, rights, qualifications, limitations and restrictions applicable to the Preferred Shares may not be materially altered or changed adversely to the holders of the Preferred Shares except upon the written consent of holders of three-fourths of the nominal value of the Preferred Shares outstanding, or by resolution passed by the holders of the Preferred Shares, voting as a class, at a meeting of the holders of Preferred Shares.

No Rights as Shareholder

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Certain Tax Consequences

     While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for the Preferred Shares (or other securities, as the case may be) of the Company.

Rights Agreement

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, filed as
Exhibit 1 hereto.

Item 2. Exhibits.

     The following exhibits are filed as a part hereof:

     1. Rights Agreement, dated as of October 25, 2001, between Garmin Ltd. and UMB Bank, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed on October 26, 2001).

     2.   Form of  Rights  Certificate,  included  as  Exhibit  B to the  Rights
          Agreement.

     3. Memorandum and Articles of Association of Garmin Ltd. (as amended) (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2003 and filed on August 13, 2003).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  GARMIN LTD.


                                                   By: /s/ Andrew R. Etkind
                                                   Name:   Andrew R. Etkind
                                                   Title:  General Counsel &
                                                           Secretary

Dated: June 10, 2005

                                  EXHIBIT INDEX

     Exhibit
       No.                         Description
    --------                       -----------



       1. Rights Agreement, dated as of October 25, 2001, between Garmin Ltd. and UMB Bank, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed on October 26, 2001).

       2. Form of Rights Certificate, included as Exhibit B to the Rights Agreement.

       3. Memorandum and Articles of Association of Garmin Ltd. (as amended) (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2003 and filed on August 13, 2003).